PRESS RELEASE
North America’s Railroad

CN Announces Second Quarter Results

Scheduled Operation Delivering Solid Customer Service Despite Challenging External Factors

MONTREAL, July 25, 2023 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the second quarter ended June 30, 2023. The Company's focus on scheduled railroading has resulted in year-over-year improvements in car velocity, train speed and through dwell.

"CN’s disciplined approach to scheduled railroading continues to deliver for our customers. As volumes evolve, we will continue to refine our plan to optimize efficiency and drive further improvements to customer service. Our goal to accelerate sustainable, profitable growth through 2026 and beyond remains on track.”
–Tracy Robinson, President and Chief Executive Officer, CN

Second quarter 2023 compared to second quarter 2022
Financial results highlights
•Revenues of C$4,057 million, a decrease of C$287 million, or 7%.
•Operating income of C$1,600 million, a decrease of C$169 million, or 10%.
•Operating ratio, defined as operating expenses as a percentage of revenues, of 60.6%, an increase of 1.3-points, or an increase of 1.6-points on an adjusted basis. (1)
•Diluted EPS of C$1.76, a decrease of 8%, or a decrease of 9% compared to second quarter 2022 adjusted EPS. (1)
•Free cash flow for the second quarter of 2023 was C$1,100 million, an increase of C$103 million, or 10%. (1)
•Free cash flow for the first half of 2023 was C$1,693 million, an increase of C$125 million, or 8%. (1)

Operating performance
•Injury frequency rate of 1.00 (per 200,000 person hours), an improvement of 17% and accident rate of 1.91 (per million train miles), a deterioration of 5%. (3)
•Through dwell of 6.8 (entire railroad, hours), an improvement of 6%.
•Car velocity of 216 (car miles per day), an improvement of 3%.
•Through network train speed of 19.9 (mph), an improvement of 3%.
•Fuel efficiency of 0.888 (US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs)), 6% less efficient.
•Train length of 7,934 (feet), a decrease of 6%.
•Revenue ton miles (RTMs) of 55,877 (million), a decrease of 8%.

Updated 2023 financial outlook (2)
In light of CN's second quarter results and revised expectation of weaker than anticipated volumes in the second half of 2023, CN is updating its full-year outlook and now expects flat to slightly negative year-over-year growth in adjusted diluted EPS in 2023 (compared to the April 24, 2023 expectation of growth in the mid-single digits). CN reiterates its longer-term financial perspective and continues to target compounded annual diluted EPS growth in the range of 10%-15% over the 2024-2026 period driven by growing volumes more than the economy, pricing above rail inflation and incrementally improving efficiency, all of which assumes a supportive economy.(2)

Second quarter 2023 revenues, traffic volumes and expenses
Revenues for the second quarter of 2023 were C$4,057 million compared to C$4,344 million for the same period in 2022. The decrease of C$287 million, or 7%, was mainly due to lower volumes of intermodal, crude oil, U.S. grain exports and forest products, primarily as a result of lower demand for freight services to move consumer goods and customer outages caused by Canadian wildfires, lower ancillary services including container storage and lower fuel surcharge revenues as a result of lower fuel prices; partly offset by freight rate increases, the positive translation impact of a weaker Canadian dollar and higher export volumes of Canadian grain.

Operating expenses for the second quarter of 2023 were C$2,457 million compared to C$2,575 million for the same period in 2022. The decrease of C$118 million, or 5%, was mainly due to lower fuel prices; partly offset by higher labor and fringe benefits expense mainly driven by higher average headcount and general wage increases and the negative translation impact of a weaker Canadian dollar.
CN | 2023 Quarterly Review – Second Quarter 1

PRESS RELEASE
(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN uses non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted earnings per share (EPS), adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures) and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2) excludes certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

2023 key assumptions
CN has made a number of economic and market assumptions in preparing its 2023 outlook. The Company continues to assume negative North American industrial production in 2023. The Company now assumes that the 2023/2024 grain crop in Canada will be below its three-year average (excluding the significantly lower 2021/2022 crop year) and the U.S. grain crop will be above its three-year average (compared to the April 24, 2023 assumption that the 2023/2024 grain crops in Canada and the U.S. will be in line with their respective three-year averages (excluding the significantly lower 2021/2022 crop year in Canada)). CN continues to assume pricing above rail inflation upon contract renewals. CN also continues to assume that in 2023, the value of the Canadian dollar in U.S. currency will be approximately $0.75, and now assumes the average price of crude oil (West Texas Intermediate) will be approximately US$75 per barrel (compared to the April 24, 2023 assumption of being approximately US$80 per barrel). Additionally, CN now also assumes that in 2023 there will be no further significant impact from Canadian wildfires.

2024-2026 key assumptions
CN has made a number of economic and market assumptions in preparing its three-year financial perspective. CN assumes that the North American industrial production will increase by at least two percent CAGR over the next three years. CN assumes continued pricing above rail inflation. CN assumes that the value of the Canadian dollar in U.S. currency will be approximately $0.75 and that the average price of crude oil (West Texas Intermediate) will be approximately US$80 per barrel during this period.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, general economic and business conditions, including factors impacting global supply chains such as pandemics and geopolitical conflicts and tensions; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement. Information contained on, or accessible through, our website is not part of this news release.

(3) Based on Federal Railroad Administration (FRA) reporting criteria.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR+ at www.sedarplus.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.

2 CN | 2023 Quarterly Review – Second Quarter

PRESS RELEASE
About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. CN's network connects Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Stacy Alderson
Senior Manager	Interim Assistant Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2023 Quarterly Review – Second Quarter 3

SELECTED RAILROAD STATISTICS – UNAUDITED

	Three months ended June 30		Six months ended June 30
	2023	2022	2023	2022
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	4,057	4,344	8,370	8,052
Freight revenues ($ millions)	3,894	4,195	8,113	7,803
Operating income ($ millions)	1,600	1,769	3,262	2,996
Adjusted operating income ($ millions) (2)(3)	1,600	1,781	3,262	3,018
Net income ($ millions)	1,167	1,325	2,387	2,243
Adjusted net income ($ millions) (2)(3)	1,167	1,334	2,387	2,259
Diluted earnings per share ($)	1.76	1.92	3.58	3.22
Adjusted diluted earnings per share ($) (2)(3)	1.76	1.93	3.58	3.25
Free cash flow ($ millions) (2)(4)	1,100	997	1,693	1,568
Gross property additions ($ millions)	875	707	1,336	1,086
Share repurchases ($ millions)	1,043	1,173	2,242	2,466
Dividends per share ($)	0.7900	0.7325	1.5800	1.4650
Financial ratio
Operating ratio (%) (5)	60.6	59.3	61.0	62.8
Adjusted operating ratio (%) (2)(3)	60.6	59.0	61.0	62.5
Operational measures (6)
Statistical operating data
Gross ton miles (GTMs) (millions)	109,693	120,742	225,135	231,808
Revenue ton miles (RTMs) (millions)	55,877	60,551	115,838	117,105
Carloads (thousands)	1,369	1,474	2,722	2,820
Route miles (includes Canada and the U.S.)	18,600	18,600	18,600	18,600
Employees (end of period)	25,178	22,783	25,178	22,783
Employees (average for the period)	25,005	23,137	24,704	22,928
Key operating measures
Freight revenue per RTM (cents)	6.97	6.93	7.00	6.66
Freight revenue per carload ($)	2,844	2,846	2,981	2,767
GTMs per average number of employees (thousands)	4,387	5,219	9,113	10,110
Operating expenses per GTM (cents)	2.24	2.13	2.27	2.18
Labor and fringe benefits expense per GTM (cents)	0.68	0.56	0.69	0.62
Diesel fuel consumed (US gallons in millions)	97.4	101.2	201.5	202.3
Average fuel price ($ per US gallon)	4.24	5.82	4.52	5.12
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.888	0.838	0.895	0.873
Train weight (tons)	9,062	9,512	9,099	9,478
Train length (feet)	7,934	8,427	7,843	8,320
Car velocity (car miles per day)	216	209	213	185
Through dwell (entire railroad, hours)	6.8	7.2	6.9	8.1
Through network train speed (miles per hour)	19.9	19.3	20.0	18.0
Locomotive utilization (trailing GTMs per total horsepower)	189	203	192	195
Safety indicators (7)
Injury frequency rate (per 200,000 person hours)	1.00	1.21	0.98	1.22
Accident rate (per million train miles)	1.91	1.82	1.69	2.31
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(5)Operating ratio is defined as operating expenses as a percentage of revenues.
(6)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, revenue ton miles, freight revenue per RTM, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(7)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2023 Quarterly Review – Second Quarter

SUPPLEMENTARY INFORMATION – UNAUDITED

	Three months ended June 30				Six months ended June 30
	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)	2023	2022	% Change Fav (Unfav)	% Change at constant currency (1) Fav (Unfav)
Revenues ($ millions) (2)
Petroleum and chemicals	748	829	(10%)	(13%)	1,576	1,585	(1%)	(4%)
Metals and minerals	497	466	7%	3%	1,026	872	18%	12%
Forest products	480	513	(6%)	(10%)	991	939	6%	1%
Coal	263	249	6%	4%	526	444	18%	16%
Grain and fertilizers	688	604	14%	11%	1,549	1,208	28%	24%
Intermodal	983	1,326	(26%)	(27%)	1,995	2,382	(16%)	(18%)
Automotive	235	208	13%	9%	450	373	21%	16%
Total freight revenues	3,894	4,195	(7%)	(10%)	8,113	7,803	4%	1%
Other revenues	163	149	9%	5%	257	249	3%	—%
Total revenues	4,057	4,344	(7%)	(9%)	8,370	8,052	4%	1%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	10,426	12,330	(15%)	(15%)	21,445	23,889	(10%)	(10%)
Metals and minerals	6,740	7,149	(6%)	(6%)	13,828	13,412	3%	3%
Forest products	5,754	6,650	(13%)	(13%)	11,810	12,469	(5%)	(5%)
Coal	5,965	6,127	(3%)	(3%)	11,813	11,495	3%	3%
Grain and fertilizers	13,592	12,453	9%	9%	30,610	25,804	19%	19%
Intermodal	12,611	15,070	(16%)	(16%)	24,870	28,626	(13%)	(13%)
Automotive	789	772	2%	2%	1,462	1,410	4%	4%
Total RTMs	55,877	60,551	(8%)	(8%)	115,838	117,105	(1%)	(1%)
Freight revenue / RTM (cents) (2)(3)
Petroleum and chemicals	7.17	6.72	7%	3%	7.35	6.63	11%	7%
Metals and minerals	7.37	6.52	13%	9%	7.42	6.50	14%	9%
Forest products	8.34	7.71	8%	4%	8.39	7.53	11%	7%
Coal	4.41	4.06	9%	7%	4.45	3.86	15%	13%
Grain and fertilizers	5.06	4.85	4%	1%	5.06	4.68	8%	5%
Intermodal	7.79	8.80	(11%)	(13%)	8.02	8.32	(4%)	(5%)
Automotive	29.78	26.94	11%	7%	30.78	26.45	16%	11%
Total freight revenue / RTM	6.97	6.93	1%	(2%)	7.00	6.66	5%	2%
Carloads (thousands) (3)
Petroleum and chemicals	151	162	(7%)	(7%)	312	321	(3%)	(3%)
Metals and minerals	248	236	5%	5%	485	445	9%	9%
Forest products	77	86	(10%)	(10%)	158	164	(4%)	(4%)
Coal	132	129	2%	2%	262	247	6%	6%
Grain and fertilizers	152	142	7%	7%	330	287	15%	15%
Intermodal	550	664	(17%)	(17%)	1,062	1,253	(15%)	(15%)
Automotive	59	55	7%	7%	113	103	10%	10%
Total carloads	1,369	1,474	(7%)	(7%)	2,722	2,820	(3%)	(3%)
Freight revenue / carload ($) (2)(3)
Petroleum and chemicals	4,954	5,117	(3%)	(6%)	5,051	4,938	2%	(1%)
Metals and minerals	2,004	1,975	1%	(2%)	2,115	1,960	8%	3%
Forest products	6,234	5,965	5%	1%	6,272	5,726	10%	5%
Coal	1,992	1,930	3%	1%	2,008	1,798	12%	9%
Grain and fertilizers	4,526	4,254	6%	3%	4,694	4,209	12%	8%
Intermodal	1,787	1,997	(11%)	(12%)	1,879	1,901	(1%)	(3%)
Automotive	3,983	3,782	5%	2%	3,982	3,621	10%	5%
Total freight revenue / carload	2,844	2,846	—%	(3%)	2,981	2,767	8%	4%
(1)This non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2023 Quarterly Review – Second Quarter 5

NON-GAAP MEASURES – UNAUDITED

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.

CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, free cash flow, constant currency and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.

These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

For the three and six months ended June 30, 2023, the Company's net income was $1,167 million, or $1.76 per diluted share, and $2,387 million, or $3.58 per diluted share, respectively. There were no adjustments in the second quarter and the first half of 2023.

For the three and six months ended June 30, 2022, the Company's adjusted net income was $1,334 million, or $1.93 per diluted share, and $2,259 million, or $3.25 per diluted share, respectively. The adjusted figures for the three and six months ended June 30, 2022 exclude advisory fees related to shareholder matters of $12 million, or $9 million after-tax ($0.01 per diluted share), and $22 million, or $16 million after-tax ($0.03 per diluted share), respectively, recorded in Casualty and other within the Consolidated Statements of Income.

Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three and six months ended June 30, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except per share data	2023	2022	2023	2022
Net income	$1,167	$1,325	$2,387	$2,243
Adjustments:
Advisory fees related to shareholder matters	—	12	—	22
Tax effect of adjustments (1)	—	(3)	—	(6)
Total adjustments	—	9	—	16
Adjusted net income	$1,167	$1,334	$2,387	$2,259
Diluted earnings per share	$1.76	$1.92	$3.58	$3.22
Impact of adjustments, per share	—	0.01	—	0.03
Adjusted diluted earnings per share	$1.76	$1.93	$3.58	$3.25
(1)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
6 CN | 2023 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three and six months ended June 30, 2023 and 2022, to the non-GAAP adjusted performance measures presented herein:

	Three months ended June 30		Six months ended June 30
In millions, except percentages	2023	2022	2023	2022
Operating income	$1,600	$1,769	$3,262	$2,996
Adjustment:
Advisory fees related to shareholder matters	—	12	—	22
Total adjustment	—	12	—	22
Adjusted operating income	$1,600	$1,781	$3,262	$3,018

Operating expenses	$2,457	$2,575	$5,108	$5,056
Total adjustment	—	(12)	—	(22)
Adjusted operating expenses	$2,457	$2,563	$5,108	$5,034

Operating ratio	60.6%	59.3%	61.0%	62.8%
Impact of adjustment	—%	(0.3)%	—%	(0.3)%
Adjusted operating ratio	60.6%	59.0%	61.0%	62.5%

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three and six months ended June 30, 2023 and 2022, to the non-GAAP free cash flow presented herein:

	Three months ended June 30		Six months ended June 30
In millions	2023	2022	2023	2022
Net cash provided by operating activities	$1,985	$1,713	$3,040	$2,283
Net cash used in investing activities	(885)	(716)	(1,347)	(817)
Net cash provided before financing activities	1,100	997	1,693	1,466
Adjustment:
Cash income taxes for merger transaction-related payments and cash receipts (1)	—	—	—	102
Free cash flow	$1,100	$997	$1,693	$1,568
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements for additional information.

CN | 2023 Quarterly Review – Second Quarter 7

NON-GAAP MEASURES – UNAUDITED

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.

The average foreign exchange rates were $1.34 and $1.35 per US$1.00 for the three and six months ended June 30, 2023, respectively, and $1.28 and $1.27 per US$1.00 for the three and six months ended June 30, 2022, respectively. On a constant currency basis, the Company's net income for the three and six months ended June 30, 2023 would have been lower by $34 million ($0.05 per diluted share) and $76 million ($0.11 per diluted share), respectively.

The following table provides a reconciliation of the impact of constant currency and related percentage change at constant currency on the financial results, as reported for the three and six months ended June 30, 2023:

	Three months ended June 30				Six months ended June 30
In millions, except per share data	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)	2023	Constant currency impact	2022	% Change at constant currency Fav (Unfav)
Revenues
Petroleum and chemicals	$748	$(23)	$829	(13%)	$1,576	$(56)	$1,585	(4%)
Metals and minerals	497	(19)	466	3%	1,026	(47)	872	12%
Forest products	480	(18)	513	(10%)	991	(43)	939	1%
Coal	263	(5)	249	4%	526	(11)	444	16%
Grain and fertilizers	688	(19)	604	11%	1,549	(46)	1,208	24%
Intermodal	983	(17)	1,326	(27%)	1,995	(38)	2,382	(18%)
Automotive	235	(8)	208	9%	450	(19)	373	16%
Total freight revenues	3,894	(109)	4,195	(10%)	8,113	(260)	7,803	1%
Other revenues	163	(6)	149	5%	257	(9)	249	—%
Total revenues	4,057	(115)	4,344	(9%)	8,370	(269)	8,052	1%
Operating expenses
Labor and fringe benefits	747	(13)	681	(8%)	1,559	(33)	1,434	(6%)
Purchased services and material	571	(10)	557	(1%)	1,164	(23)	1,095	(4%)
Fuel	485	(23)	672	31%	1,042	(55)	1,197	18%
Depreciation and amortization	449	(9)	423	(4%)	897	(20)	843	(4%)
Equipment rents	83	(3)	87	8%	173	(8)	182	9%
Casualty and other	122	(4)	155	24%	273	(11)	305	14%
Total operating expenses	2,457	(62)	2,575	7%	5,108	(150)	5,056	2%
Operating income	1,600	(53)	1,769	(13%)	3,262	(119)	2,996	5%
Interest expense	(173)	8	(128)	(29%)	(338)	18	(254)	(26%)
Other components of net periodic benefit income	120	—	124	(3%)	239	—	249	(4%)
Other income (loss)	1	—	(10)	110%	2	—	(24)	108%
Income before income taxes	1,548	(45)	1,755	(14%)	3,165	(101)	2,967	3%
Income tax expense	(381)	11	(430)	14%	(778)	25	(724)	(4%)
Net income	$1,167	$(34)	$1,325	(14%)	$2,387	$(76)	$2,243	3%
Diluted earnings per share	$1.76	$(0.05)	$1.92	(11%)	$3.58	$(0.11)	$3.22	8%
8 CN | 2023 Quarterly Review – Second Quarter

NON-GAAP MEASURES – UNAUDITED

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.

The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended June 30, 2023 and 2022, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended June 30,	2023	2022
Debt		$16,938	$14,372
Adjustments:
Operating lease liabilities, including current portion (1)		410	419
Pension plans in deficiency (2)		350	443
Adjusted debt		$17,698	$15,234
Net income		$5,262	$5,130
Interest expense		632	576
Income tax expense		1,699	1,512
Depreciation and amortization		1,783	1,631
Operating lease cost (3)		147	135
Other components of net periodic benefit income		(488)	(459)
Other loss		1	30
Adjustments:
Workforce reduction program (4)		—	39
Advisory fees related to shareholder matters (5)		—	42
Transaction-related costs (6)		—	84
Merger termination fee (6)		—	(886)
Adjusted EBITDA		$9,036	$7,834
Adjusted debt-to-adjusted EBITDA multiple (times)		1.96	1.94
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(4)Relates to employee termination benefits and severance costs related to a workforce reduction program. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(5)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income. See the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
(6)Relates to the terminated CN Merger Agreement. See Note 4 – Acquisition to the Company's 2022 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures of the Company's 2022 Annual MD&A for additional information.
CN | 2023 Quarterly Review – Second Quarter 9